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                             September 24, 2021

       Geoffrey McFarlane
       Chief Executive Officer
       Winc, Inc.
       1745 Berkeley St, Studio 1
       Santa Monica, CA 90404

                                                        Re: Winc, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
13, 2021
                                                            CIK No. 0001782627

       Dear Mr. McFarlane:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted September 13, 2021

       Prospectus Summary
       Winc: We Bring Everyone to the Table, page 1

   1. We note your amended disclosure in response to comment 1, and reissue the comment in part. In this regard,
we note your disclosure on page 1 that "[o]ver the past two years
                                                        [you] have grown by
approximately 80% in case volume sold, with the sale of over
                                                        430,000 cases in 2020"
and that your "growth is fueled by the joint capabilities of [y]our data-driven brand
development strategy paired with a true omni-channel distribution network." Please
balance this disclosure by also addressing the impact of COVID-19 on such growth.
 Geoffrey McFarlane
Winc, Inc.
September 24, 2021
Page 2
General

2. We note that you filed a registration statement on Form 10 with the Commission on
      August 27, 2021. To the extent that you revise either your Form 10 or this Form S-1 in response to our comments and/or on your own initiative, please ensure that you make conforming changes to both filings.
      Please contact Nicholas Lamparski at 202-551-4695 or Jacqueline Kaufman at 202-551-
3797 with any other questions.



                                                          Sincerely,
FirstName LastNameGeoffrey McFarlane
                                                          Division of
Corporation Finance
Comapany NameWinc, Inc.
                                                          Office of Trade &
Services
September 24, 2021 Page 2
cc:       Drew Capurro
FirstName LastName